Exhibit 99.2

February 5, 2014

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

A.

Name: Gil Kotler

ID Number: 022308498

Type of Holder: Senior Executive Vice President and Chief Financial Officer

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Increase due to maturity of RSUs

Date of Change: February 5, 2014

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 20,945

Holding Percentage of this type of Securities on the last report: 0.01%

Change in number of Securities: 4,461

Current Balance: 25,406

Current Holding Percentage of this type of Securities: 0.01%

Current Holding Percentage of Share Capital and Voting Rights: 0.01%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.11%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 1260587

Name and Type of Security: RSUs

Type of Change: Decrease due to maturity of RSUs

Date of Change: February 5, 2014

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 13,382

Holding Percentage of this type of Securities on the last report: 8.86%

Change in number of Securities: -4,461

Current Balance: 8,921

Current Holding Percentage of this type of Securities: 7.42%

Current Holding Percentage of Share Capital and Voting Rights: 0.01%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.11%

B.

Name: Eran Nahum Ballan

ID Number: 022012843

Type of Holder: Senior Executive Vice President and General Counsel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Increase due to maturity of RSUs

Date of Change: February 5, 2014

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 0

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 4,461

Current Balance: 4,461

Current Holding Percentage of this type of Securities: 0.00%

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.10%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 1260587

Name and Type of Security: RSUs

Type of Change: Decrease due to maturity of RSUs

Date of Change: February 5, 2014

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 13,382

Holding Percentage of this type of Securities on the last report: 8.86%

Change in number of Securities: -4,461

Current Balance: 8,921

Current Holding Percentage of this type of Securities: 7.42%

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.10%

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.